

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2021

Xueyuan Weng
Chief Executive Officer
Golden Sun Education Group Limited
Profit Huiyin Square North Building
Huashan 2088, Unit 1001
Xuhui District, Shanghai, China

> **Re: Golden Sun Education Group Limited**
> **Draft Registration Statement on Form F-1**
> **Submitted December 18, 2020**
> **CIK No. 0001826376**

Dear Mr. Weng:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

General

1. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

2.   We note that in a number of places the prospectus summarizes the legal opinions of Zhong Lun Law Firm. Please revise the exhibit index to annotate that you will file a consent from your PRC counsel related to such legal opinions. Refer to Rule 436 of the Securities Act of 1933.

Our Company , page 1

3.   We note your disclosure on page 10 that certain of your schools are designated as for-profit and others as not-for-profit. Please revise the summary to clarify the schools which are designated as not-for-profit and discuss how such designation could effect your future business, operations and revenues. Please also revise the chart on page 89 accordingly.

The Offering, page 8

4.   Please revise the disclosure under Voting Rights to clarify that the "holder of our Class B Ordinary Shares" who will control all matters submitted to shareholders for approval is Mr. Xueyuan Weng, your Chairman and CEO. In addition, please tell us what consideration you have given to making such disclosure on the outside prospectus cover page, as well.

Our business and results of operations mainly depend on the level of tuition fees, page 10

5.   We note your disclosure that certain of your schools are designated as not-for-profit. Please revise to quantify the percentage of revenue derived from your not-for-profit schools which could be affected by future PRC regulations.

Risk Factors, page 10

6.   We note your disclosure on page 126 that you owe Mr. Xueyuan Weng approximately $2 million which is due on demand. Please revise to include a risk factor discussing this related party liability and any associated risks such as its on demand nature.

We cannot assure you that we will make any profits from our operations of Chongwen Middle School, page 13

7.   We note your disclosure that you are obligated to pay a fixed amount of return on an annual basis to the sponsors of Chongwen Middle School. Please revise to quantify the fixed amount of return. Please also revise the Chongwen Middle School section on page 56 accordingly.

Factors Affecting Our Results of Operations, page 57

8.   We note your disclosure that your education service fees for primary and secondary schools is mainly affected by tuition policy set by local governments. Please revise to expand your discussion of the factors that affect the tuition policy set by local governments and namely whether your school designations as for-profit or not-for-profit factor into such policies.

Management's Discussion and Analysis
Off-balance Sheet Commitments and Arrangements, page 68

9. Please disclose the information required by Item 5.E of Form 20-F related to the capital injection obligation. Also, provide the required GAAP disclosures for this obligation in your financial statement footnotes.

Critical Accounting Policies
Revenue recognition, page 69

10. We note your disclosure under the headers for both *Primary and secondary schools revenue* and *Tutorial service revenue* that you record your refund liability utilizing the most likely amount method. However, we noted under the *Refund Liability* header that you utilize the expected value method. Please clarify and revise here and elsewhere in the notes to your financials which method you currently use in estimating your refund liability.

Not-for-Profit/For-profit status, page 93

11. We note your disclosure that PRC laws and regulations place limitations on not-for-profit schools related to the receipt of proceeds and the use of cash surplus. We also note that a large number of your schools are designated as not-for-profit and that these schools currently contribute to a substantial portion of your revenues. Please revise to discuss in greater detail how your VIE arrangements discussed on page 53 reconcile with these PRC laws and regulations which appear to place limitations on the use of school proceeds and require you to reinvest cash surplus back into the schools.

12. We note that you are obligated to pay a fixed amount of return on an annual basis to the sponsors of Chongwen Middle School. We also note your disclosure that Chongwen Middle School is a not-for-profit school. Please reconcile your disclosure that sponsors of a non-profit privately-run school are not allowed to receive proceeds from school operations with this required annual payment.

Management
Compensation of Directors and Executive Officers, page 120

13. Please update your disclosure regarding the compensation of directors and executive officers as of your most recently completed fiscal year. Refer to Item 6.B of Form 20-F.

VIE Arrangements, page 126

14. We note that under the Entrustment Agreement you are required to pay the sponsors, which include related parties, a fixed amount of return on an annual basis. Please revise this section to quantify the amounts paid to the sponsors for the time periods required by Item 7.B of Form 20-F.

You may contact Abe Friedman at 202-551-8298 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services